                    UNITED STATES OF AMERICA
                           Before the
               SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                    FORTIETH
NATIONAL FUEL RESOURCES, INC.                               CERTIFICATE
                                                            PURSUANT TO
File No. 70-7833                                              RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas
Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR")
(File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and
Twelve Months ended December 31, 2001.  Also attached as Exhibit "B" is the Balance sheet of NFR as of
December 31, 2001.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this
14th day of February, 2002.

                                      NATIONAL FUEL RESOURCES, INC.

                                      By:  /s/ Donna L. DeCarolis
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                                         Donna L. DeCarolis, Vice President

                                      NATIONAL FUEL GAS COMPANY

                                      By:  /s/ James R. Peterson
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                                         James R. Peterson, Assistant Secretary